Exhibit 99.1

Notice to Shareholders (and ADS Holders) of Fang Holdings Limited of
Proposed Settlement of Shareholder Derivative Action,
Settlement Hearing, and Right to Appear

The Supreme Court of the State of New York, New York County,
authorized this Notice. This is not a solicitation from a lawyer.

Please read this notice (the “Notice”) carefully and in its entirety. This Notice relates to a proposed settlement (the “Settlement”)1 of a shareholder derivative action (the “Lawsuit” or “Action”) brought on behalf of Fang Holdings Limited (“Company” or “Fang”) and pending in the Supreme Court of the State of New York, County of New York (the “Court”).

This Notice contains important information. Your rights will be affected by these legal proceedings. If the Court approves the Settlement, you will be forever barred from contesting the fairness, reasonableness, and adequacy of the Settlement and related matters, and from pursuing the Released Claims (as defined herein).

If the Court approves the Settlement, you will be forever barred from contesting the fairness, reasonableness, and adequacy of the terms of the Settlement as set forth in the Stipulation which include: (1) payment of $30,000,000 USD (thirty million U.S. dollars) (the “Monetary Consideration”), less any amounts awarded by the Court for Plaintiff’s Counsel’s attorneys’ fees and expenses and Settlement-related administrative and tax expenses, that will be distributed on a pro rata basis to Fang Minority Shareholders2 as of a date fixed by the Company after final Court approval of the Settlement (the “Record Date”)3; (2) 20,471,063 shares of CIH Holdings Limited (the “CIH Consideration”) that will be delivered to Fang; (together with the Monetary Consideration, the “Total Settlement Consideration”); and (3) the Corporate Governance Changes.

Please note that there is no proof of claim form for shareholders to submit in connection with the Settlement, and Fang shareholders and ADS holders are not required to take any action in response to this Notice in order to receive a pro rata share of the Net Monetary Distribution.

1 All capitalized terms used in this Notice that are not otherwise defined herein shall have the meanings provided in the Stipulation of Settlement, dated October 25, 2025 (the “Stipulation”), which is available on the Settlement website at www.FangHoldingsSettlement.com.

2 “Fang Minority Shareholders” means all owners of Fang Class A or Class B common shares, whether they are record holders or beneficial owners as of the Record Date, and all Fang ADS holders, whether they are record holders or beneficial owners as of the Record Date, excluding (i) Defendants (whether held directly by or for the benefit of); (ii) D&O Releasees; and (iii) any of Defendants’ and D&O Releasees’ affiliates or family members (collectively, the “Excluded Fang Shareholders”).

3 The Record Date will be the earliest practicable date after the Effective Date consistent with the terms of the Deposit Agreement and/or the requirements of any applicable marketplace rules or other applicable securities laws and regulations (including, but not limited to, Rule 10b-17 promulgated pursuant to the Securities Exchange Act of 1934). Once the specific date of the Record Date is determined, Company shall file a Form 6-K and comply with the Deposit Agreement to publicly announce that date.

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.

If you are a record owner of Fang Class A or B ordinary shares, please read the section below entitled “NOTICE TO RECORD OWNERS TO DISPUTE ANY DISCREPANCIES IN THE RECORD OWNER REGISTER.”

1. Why did I get this Notice?

This Notice is being sent to you because you are a record owner of Fang Class A or B ordinary shares and/or Fang ADS as of the date the parties signed the Settlement Stipulation.

You have a right to know about the proposed Settlement of the Lawsuit, and about all of your options, before the Court decides whether to approve the Settlement.

This Notice explains the Lawsuit, the Settlement, your legal rights, what benefits are available, and who is eligible for them.

The Court in charge of the Lawsuit is the Supreme Court of the State of New York, New York County, Commercial Division, and the case is called Oasis Investments II Master Fund Ltd., derivatively on behalf of nominal defendant Fang Holdings Limited v. Vincent Tianquan Mo, Richard Jiangong Dai, Ace Smart Investments Limited, Next Decade Investments Limited, Media Partner Technology Limited, and True Knight Limited, Index No. 652607/2023. The judge presiding over the Lawsuit is Justice Andrew Borrok. The shareholder who brought the Lawsuit is called the Plaintiff,4 and the companies and people who the shareholder has sued are called the Defendants.5 The Lawsuit is a derivative action, which means that the Plaintiff seeks to pursue claims on behalf of Fang itself. Fang is named in the Lawsuit as a Nominal Defendant only and there are no claims asserted against Fang.

If the Court approves the Settlement and the Settlement becomes effective: (a) the Lawsuit will be dismissed with prejudice, (b) the release of Released Plaintiff’s Claims (defined below) will become effective, and (c) the Administrator approved by the Court will make payments pursuant to the Settlement. In addition, the Defendants are seeking a release of claims held by Fang Minority Shareholders, the Requested Fang Minority Shareholder Release, discussed below. If the Court approves such release, then any claims held by Fang Minority Shareholders will also be released. The Settlement is not contingent on any release of claims held by Fang Minority Shareholders, and the Court may approve the Settlement even without granting a release of any claims held by Fang Minority Shareholders.

4 The Plaintiff is: Oasis Investment II Master Fund Ltd. (“Plaintiff”).

5 The Defendants are: Vincent Tianquan Mo (“Mo”), Richard Jiangong Dai (“Dai”), ACE Smart Investments Limited (“Ace”), Next Decade Investments Limited (“Next Decade”), Media Partner Technology Limited (“Media Partner”), and True Knight Limited (“True Knight”) (together, “Defendants”).

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.

2. What is this lawsuit about?

The following summary does not constitute findings of the Court.

Plaintiff alleged6 that the Defendants, directly or indirectly, harmed Fang in connection with a series of integrated related-party transactions between 2019 and 2023 involving: (a) the June 2019 spin-off of Fang’s wholly owned subsidiary, China Index Holdings Limited (“CIH”), via a distribution of CIH shares and ADSs to Fang shareholders; (b) the subsequent repurchase of 13,549,249 CIH shares from entities affiliated with Mo—namely Defendants Media Partner Investments Limited and Next Decade Technology Limited—at a fixed price of $5.99 per share; (c) Fang ceasing to make its SEC filings starting in May 2021, resulting in its delisting from the NYSE in June 2022; (d) Mo and Dai, through Defendants ACE Smart Investments Limited and True Knight Limited, collectively acquiring the equivalent of (i) 20,471,063 CIH Class A common shares and (ii) 22,281,344 Fang Class A common shares between May 3, 2021 and June 2, 2022; and (e) an April 17, 2023 take private transaction involving a short-form merger of CIH.

3. Why is there a settlement?

To avoid the cost, delay, and risks of further proceedings and potentially a trial, the parties have agreed to the Settlement, which will enable Fang Minority Shareholders to directly benefit from receiving money and to indirectly benefit from Fang being provided the CIH Consideration as well as Corporate Governance Changes. Plaintiff and Plaintiff’s Counsel think the Settlement is fair and is in the best interests of Fang and its shareholders and ADS holders.

Plaintiff’s Counsel conducted an investigation and pursued discovery relating to the claims and the underlying events and transactions alleged in the Lawsuit. Plaintiff’s Counsel analyzed the evidence obtained during their investigation and the discovery obtained in the Lawsuit, researched the applicable law with respect to the claims and the potential defenses asserted in the Lawsuit (and retained and consulted with foreign law experts on Cayman Islands law), and engaged and consulted with financial experts with respect to potential damages recoverable in the Lawsuit.

In negotiating and evaluating the terms of the Settlement, Plaintiff and Plaintiff’s Counsel considered the legal and factual defenses to the Plaintiff’s measures of claimed damages and the expense, delay, and risk of pursuing the claims through trial and appeals. In light of the costs, risks, and delays of continued litigation, the amount of the Settlement, and the immediacy of recovery, Plaintiff and Plaintiff’s Counsel believe that the Settlement is fair, reasonable and adequate, and in the best interests of the Company, its shareholders and ADS holders. Plaintiff and Plaintiff’s Counsel believe that the Settlement provides an extraordinary benefit to Fang and its shareholders.

6 The operative complaint in the Lawsuit is the Complaint, May 29, 2023, which is available on the Settlement website at www.FangHoldingsSettlement.com.

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.

4. What does the settlement provide?

In consideration for the full and final dismissal with prejudice of the Lawsuit and the releases described below, the Defendants have agreed to: (1) pay the Monetary Consideration; (2) provide the CIH Consideration; and (3) institute the Corporate Governance Changes. The Monetary Consideration will be paid into a common Settlement Account (the “Settlement Account”).

The Monetary Consideration ($30,000,000 USD), less any amounts awarded by the Court for Plaintiff’s Counsel’s attorneys’ fees and expenses and Settlement-related administrative and tax expenses (the “Net Monetary Distribution”), will be distributed on a pro rata basis to Fang Minority Shareholders who are shareholders of Fang as of the Record Date. Defendants, D&O Releasees and other Excluded Fang Shareholders shall not be entitled to participate in or receive any portion of the Net Monetary Distribution.

Administration of the Settlement Account and distribution of the Net Monetary Distribution is the responsibility of Plaintiff and Plaintiff’s Counsel under the supervision of the Court, and Defendants shall have no responsibility for the Settlement Account once the Defendants have provided the Monetary Consideration.

In addition to the Monetary Consideration, Defendants will provide the Company with the CIH Consideration which consists of 20,471,063 shares of CIH Holdings Limited.

In addition to the Monetary Consideration and the CIH Consideration, the Settlement provides that Fang will institute the following Corporate Governance Changes, which will remain in effect for a minimum of five (5) years following the Effective Date:

a.	Appoint a new fully independent outside director.

b.	Appoint a Special Committee, including at least one fully independent outside director, for any related party or insider party transactions.

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.

5. How does the Settlement affect my rights?

If the Settlement is approved by the Court, you cannot bring derivative claims or be part of any other derivative lawsuit against Defendant Releasees about the issues in the Lawsuit. Giving up these claims is called a release. If the Settlement is approved by the Court, the Court will enter a final order and Judgment (the “Judgment”) whereby the Lawsuit will be dismissed with prejudice, and the following releases will occur:

Release of Claims by Plaintiff and Fang: The Released Plaintiff’s Claims (defined below) against the Defendant Releasees (defined below) shall be deemed to have, and by operation of law and the Judgment and without any further action, been released, relinquished and forever discharged. Plaintiff and Fang on behalf of themselves and their respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred and enjoined from commencing, instituting or prosecuting the Defendant Releasees for any of the Released Plaintiff’s Claims.

The Released Plaintiff’s Claims against the Fang Releasees shall be deemed to have, and by operation of law and the Judgment and without any further action, been released, relinquished and forever discharged. Plaintiff and Fang on behalf of themselves and their respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred and enjoined from commencing, instituting or prosecuting the Fang Releasees for any of the Released Plaintiff’s Claims.

Plaintiff on behalf of itself and its respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred or enjoined from commencing or pursuing any legal actions against Fang or CIH Holdings Limited arising out of or related to transactions, known or unknown, that occurred prior to the Effective Date.

“Defendant Releasees” means (i) Defendants and D&O Releasees (defined below); (ii) as applicable, their respective current and former past, present, or future family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, fiduciaries, partnerships, directors, officers, employees, agents, attorneys, advisors, personal or legal representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, general or limited partners or partnerships, former and current shareholders, joint ventures, limited liability companies, corporations, predecessors, predecessors-in-interest, successors-in-interest, assigns, financial or investment advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, financing sources, lenders, commercial bankers, accountants, associates, and insurers, coinsurers, and re-insurers.

“D&O Releasees” means all past, current, and future directors, executives, officers of Fang, and each of their agents, attorneys, advisors, representatives, heirs, successors, and assigns.

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.

“Fang Releasees” means Fang and all of its current and former directors, officers, employees, agents, attorneys, advisors, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers.

“Released Plaintiff’s Claims” means any and all claims, causes of action, rights or remedies, including Unknown Claims, by Plaintiff or Fang, or by Plaintiff’s shareholders, officers, directors, employees and their respective parents, subsidiaries and other affiliates, on their own behalf and on behalf of each of their respective predecessors, successors, heirs, agents, executors, administrators and assigns, and any person they represent, and on behalf of Fang, against the Defendant Releasees based upon, arising out of, or in any way relating to any of the facts, acts, inactions, omissions, deliberations, deliberations, discussions, decisions, votes, disclosures, non-disclosures, transactions, events, occurrences, or any other conduct of any kind, that were or could have been alleged in this Action, that occurred from the beginning of time through the Effective Date. “Released Plaintiff’s Claims” shall not include claims to enforce the terms of the Settlement.

Release of Claims by the Defendants: The Defendants on behalf of themselves and their respective heirs, executors, administrators, predecessors, successors, and assigns shall be deemed to have, and by operation of law and the Judgment and without any further action shall actually have, released, relinquished and forever discharged all Released Defendants’ Claims (defined below) against Plaintiff, Plaintiff’s affiliates, Plaintiff’s Counsel, and Company. Defendants and their respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred and enjoined from commencing, instituting or prosecuting Plaintiff, Plaintiff’s affiliates, Plaintiff’s Counsel, or Company for any of the Released Defendants’ Claims.

“Released Defendants’ Claims” means any claims, causes of action, rights or remedies, including Unknown Claims, that have been or could have been asserted in the Action or in any forum by Defendants or any of them or their respective successors and assigns against Plaintiff, Plaintiff’s Counsel, Fang and each of their respective predecessors, successors, affiliates, heirs, agents, executors, administrators and assigns, and any persons they represent, known or unknown, relating to the investigation, initiation, prosecution, defense, and/or resolution of the Action; provided, however, that such release shall not waive or release any claims, rights or remedies that Defendants may have with respect to obligations pursuant to the terms of the Stipulation or with respect to obligations or rights pursuant to any other agreement or undertaking between or among Defendants in connection with the Settlement. “Released Defendants’ Claims” shall not include claims to enforce the terms of the Settlement or any claims to recover compensation related to the Settlement.

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.

The releases in the Settlement extend to “Unknown Claims,” which are defined as:

Any and all Released Claims that a person granting or deemed to have granted a Release hereunder does not know or suspect exist in his, her or its favor at the Stipulation Date or the Effective Date, including without limitation those which, if known, might have affected the decision to enter into this Stipulation and proposed settlement. With respect to any and all Released Claims, any person granting a Release or deemed to grant a Release hereunder shall be deemed to have waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States or other jurisdiction, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

The Parties acknowledge that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of all Parties to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. The Parties acknowledge that the inclusion of “Unknown Claims” in the definition of “Released Claims” and the release of Unknown Claims was separately bargained for and was a key element of the Settlement and was relied upon by the Parties in entering into the Stipulation.

Requested Fang Minority Shareholder Release: Defendants request, and Plaintiff does not oppose, that the Court include a release in the Judgment such that any Fang Minority Shareholder who receives and accepts a distribution from the Settlement Account pursuant to the Settlement shall also be deemed to have received actual or constructive Notice of the proposed settlement, and consented to the jurisdiction of New York State and venue of New York State Supreme Court, and thereupon have fully, finally, and forever released, settled, and discharged (the “Requested Fang Minority Shareholder Release”) any and all claims, causes of action, rights or remedies, including Unknown Claims, by the Fang Minority Shareholder itself and/or on behalf of other Fang Minority Shareholders and/or on behalf of Fang, based upon, arising out of, or in any way relating to any of the facts, acts, inactions, omissions, deliberations, discussions, decisions, votes, transactions, disclosures, non-disclosures, events, occurrences, or any other conduct of any kind, that occurred prior to the Effective Date, against the Defendant Releasees (“Fang Minority Shareholder Claims”). The Court shall decide whether the Requested Fang Minority Shareholder Release will be included in the Judgment. The Court’s inclusion of the Requested Fang Minority Shareholder Release shall not be a condition of the Stipulation or entry of the Judgment. Plaintiff has agreed not to oppose the Requested Fang Minority Shareholder Release.

Any Fang Minority Shareholder that wishes to object to Requested Fang Minority Shareholder Release must do so no later than on January 22, 2026, before the Settlement Hearing by filing a separate objection to the Requested Fang Minority Shareholder Release.

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.

The Requested Fang Minority Shareholder Release is not a condition to the Settlement. That is, the Settlement is binding on Defendants and the distributions from the Settlement Account will be paid pursuant to the Settlement (subject to the Court’s approval) even if the Court denies Defendants’ request to include the Requested Fang Minority Shareholder Release.

6. How will the lawyers be paid?

Plaintiff’s Counsel have invested significant time and resources in investigating and pursuing the derivative claims asserted in the Lawsuit, and have been working exclusively on a contingent fee since filing the Lawsuit, meaning that they would only be compensated for their time litigating this Lawsuit if they created a benefit for Fang (and, by extension, the Fang Minority Shareholders) through the Lawsuit. Moreover, Plaintiff and Plaintiff’s Counsel have incurred significant expenses in pursuing the Lawsuit on behalf of Fang, which could only be recovered if they created such a benefit.

In light of the risks undertaken in pursuing the Action on a contingency basis and the benefits created for Fang and Fang Minority Shareholders through the Settlement and the prosecution of the Lawsuit, Plaintiff’s Counsel intend to apply to the Court for an award of attorneys’ fees in an amount not to exceed thirty percent (30%) of the value of the Total Settlement Consideration, as well as reimbursement of costs and expenses incurred in an amount not to exceed $250,000, exclusive of the costs of the Administrator, discussed below.

Plaintiff’s Counsel have been working on the Lawsuit since 2023. The attorneys’ fees would pay Plaintiff’s Counsel for litigating the case and negotiating the Settlement, including procuring the Total Settlement Consideration for Fang and its Fang Minority Shareholders and Corporate Governance Changes. The expenses are to reimburse Plaintiff and Plaintiff’s Counsel for out-of-pocket expenses incurred in litigating the Lawsuit. In addition to these attorneys’ fees and expenses, the Administrator will be entitled to payment for the fees and expenses for administering the Settlement and forwarding payments for distribution to public shareholders, as well as any fees and expenses relating to the payment of any taxes for interest earned on the Monetary Consideration.

The Court may award less than these amounts. Defendants have agreed not to oppose Plaintiff’s Counsel’s request for attorneys’ fees or reimbursement of costs and expenses. The amount of the fees and expenses, the payment to the Settlement Administrator, and any tax-related expenses will be deducted from the Settlement Account.

7. When and where will the Court decide whether to approve the Settlement?

The Court will hold a Settlement Hearing at 2:00 PM EST on February 5, 2026, at the at the Supreme Court of the State of New York, 60 Center Street, Court Room 238, New York, NY 10007. The Court reserves the right to hold the Settlement Hearing in person at or to hold a virtual hearing online, as the Court deems appropriate in its discretion.

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.

At this hearing, the Court will consider the Settlement, any objections thereto, and whether the Settlement is fair, reasonable, and adequate and whether to approve the Settlement.

At this hearing, the Court will also consider Plaintiff’s Counsel’s request for an award of attorneys’ fees and expenses and any objections thereto.

At this hearing, the Court will also consider Defendants’ Requested Fang Minority Shareholder Release and any objections thereto.

At or after the hearing, the Court will make decisions whether to approve these matters relating to the Settlement. We do not know how long these decisions will take.

8. How do I tell the Court that I don’t like the Settlement?

If you are a current record or beneficial owner of Fang Class A or B ordinary shares and/or Fang ADSs, and you continue to own such stock through the date of the Settlement Hearing, you can object to the Settlement if you do not like any part of it, including its terms, the request by Plaintiff’s Counsel for fees and reimbursement of expenses, and the Requested Fang Minority Shareholder Release. You can give reasons why you think the Court should not approve the Settlement, the request for fees/expenses, or the Requested Fang Minority Shareholder Release. The Court will consider your views.

To object to the Settlement generally or the Requested Fang Minority Shareholder Release, you must file with the Court, no later than January 22, 2026, a written statement saying that you object to the Settlement or the Fang Minority Shareholder Release. Your objection must: (a) identify the case known as Oasis Investments II Master Fund Ltd., derivatively on behalf of nominal defendant Fang Holdings Limited v. Vincent Tianquan Mo, Richard Jiangong Dai, Ace Smart Investments Limited, Next Decade Investments Limited, Media Partner Technology Limited, and True Knight Limited, Index No. 652607/2023; (b) include your name, mailing address, email address, telephone number, and, if represented by an attorney, the name, mailing address, email address, and telephone number of your attorney; (c) include your signature; (d) describe the specific reasons you object, including any legal and evidentiary support for your objections that you wish to bring to the Court’s attention; and (e) include documentation sufficient to prove that you held shares of Fang Class A or B common stock or ADSs as of the close of business on the date of the objection and continue (or will continue) to hold such shares or ADSs as of the Settlement Hearing Date.

The easiest way to file your objection(s) with the Court and notify all counsel is by using the New York State Courts Electronic Filing system (https://iapps.courts.state.ny.us/nyscef/Login). You can create an account without an attorney. By electronically filing your objection(s) the court and all attorneys will receive the objection(s) at the same time. Choose to “File Documents” in the “Supreme Court” then choose to “File to an Existing Case.” In the “Case Number” field type “652607/2023” and for the Court select “New York County Supreme Court.” You are filing “Documents relating to an existing Motion/Cross-Motion/Petition/OSC” and should check “I am filing as a non-party to this case.” After you enter your name and address, you should upload your objection(s) and relate it to Parties’ Motion for Final Settlement Approval. Alternatively, you can mail your objection(s) so that such objection(s) is/are received no later no later than January 22, 2025 by the Clerk of the Court, 60 Centre Street, Room 119A, New York, NY 10007 with a copy to the Administrator, P.O. Box 6989, Portland, OR 97228-6989, or Info@FangHoldingsSettlement.com .

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.

An objector is not required to attend the Settlement Hearing. However, any objector wishing to be heard orally, either individually or through counsel of their own choice, is required to indicate in their written objection(s) their intention to appear at the Settlement Hearing and to include in their written objection(s) the identity of any witnesses they may call to testify and copies of any exhibits they intend to introduce into evidence at the Settlement Hearing.

9. Do I have to come to the hearing?

No. Plaintiff’s Counsel will answer questions the Court may have. But you are welcome to come at your own expense. If you submit any objection(s), you do not have to come to Court to talk about it. As long as you mail your written objection(s) with the proper documentation and in the manner described above on time, the Court will consider it. You may also pay your own lawyer to attend, but it is not necessary.

10. How do I get more information?

This Notice summarizes the Settlement and its terms. For more detailed information about the matters involved in the Lawsuit, you are referred to the papers on file in the Lawsuit, which may be inspected during regular business hours of each business day at the Office of the Clerk of the Supreme Court of the State of New York, County of New York, 60 Center Street, Room 119A, New York, NY 10007, or by using the New York State Unified Court System eCourts website (https://iapps.courts.state.ny.us/webcivil/ecourtsMain). Copies of the Stipulation and any related orders entered by the Court will be posted on the Settlement website at www.FangHoldingsSettlement.com. If you have questions regarding the Settlement, you may write or call the following representative for Plaintiff’s Counsel: Aaron Brown, Reid Collins and Tsai, LLP, 1301 S. Capital of Texas, Hwy., Building C, Suite 300, Austin Texas, 78746, Email: abrown@reidcollins.com, Tel: (512) 647-6114.

Copies of this Notice may also be obtained from the website maintained by the Settlement Administrator, www.FangHoldingsSettlement.com., or by calling the Administrator at 1-877-748-7017, or by emailing Info@FangHoldingsSettlement.com.

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.

NOTICE TO RECORD OWNERS TO DISPUTE ANY DISCREPANCIES IN THE RECORD OWNER REGISTER

If you are a record owner of Fang Class A or Class B ordinary shares, please review the last line of the address block on the address page of this Notice, which states the number of shares of Fang Class A or Class B ordinary shares, for which you are the record owner according to Fangs’ register of members (the “Register”). If you dispute the accuracy of the number of shares listed by the Register, you must provide written notice to the Administrator within thirty (30) days of the date of this Notice stating (i) that you dispute the accuracy of the number of shares held by you listed in the Register and (ii) the correct number of shares that you believe should be listed in the Register. To the extent that you dispute the accuracy of the number of shares listed by the Register, you must follow the procedures set forth in Section 46 of the Cayman Islands Companies Act (2025 Revision), which requires that you apply to a Cayman Islands Court for an order that the Register be rectified. In the event that you dispute the number of Class A or B ordinary shares held by you as reflected in the Register, the Administrator will only disburse to you that portion of the Settlement Amount that is undisputed (if any) and hold the remainder until such time that your challenge to the Register is resolved by a Court of the Cayman Islands under Section 46 of the Cayman Islands Companies Law (2025 Revision).

Please do not call or write the Court or the office of the Clerk of the Supreme Court of the State of New York, New York County, regarding this Notice.

Number of Class A or B Ordinary Shares of Fang You Hold if You are a Record Owner << XXXXXX>>

Questions? Visit: www.FangHoldingsSettlement.com.
Email: Info@FangHoldingsSettlement.com
Call: 1-877-748-7017.